Exhibit 99.2

Quarterly Commentary

Preliminary Fourth Quarter and Full Year Ended

December 31, 2015

February 22, 2016

Preliminary Fourth Quarter & Full Year 2015 Performance Summary

Our performance in the fourth quarter of 2015 was in line with our expectations as we advanced our operating priorities. Our first high throughput satellite, Intelsat 29e, was successfully launched in January 2016. It is scheduled to enter into service in the second quarter, to deliver carrier-grade services to fixed and mobile network operators, and support broadband applications for enterprise, aeronautical and maritime mobility service providers and government customers operating throughout the Americas and the North Atlantic region.

In the course of completing an annual valuation of goodwill and other intangible assets that we are required to perform under U.S. Generally Accepted Accounting Principles, the company expects to incur a non-cash impairment charge resulting in a substantial reduction of our $6.8 billion goodwill and other intangible assets. The charges primarily reflect a reduction to the goodwill value established as a result of the acquisition of Intelsat in 2008.

At present, we believe this process will be completed in the next two weeks after which we would expect to file our Annual Report on Form 20-F for the year ended December 31, 2015.

All fourth quarter and full year 2015 financial information provided in this Quarterly Commentary is preliminary (indicated as “P”) and presented prior to giving effect to any impairment charges we ultimately incur.

Intelsat S.A.

Quarterly Commentary

4Q and Full Year 2015

Full year 2015 financial performance is expected to meet our established 2015 guidance. Preliminary total revenue for full year 2015 is expected to be $2.353 billion, prior to the effect of any impairments, a decline of 5 percent as compared to full year 2014. Preliminary Adjusted EBITDA1 for the full year 2015 is $1,855 million, or 79 percent of revenue, prior to the effect of any impairments, also a declining 5 percent as compared to full year 2014.

Overall, our performance reflects the trends we experienced from the start of 2015, including pricing pressure for certain regions and applications and reduced U.S. government spending, compounded with continued currency challenges in certain countries and services reaching end of lifecycle.

Contracted backlog at December 31, 2015 was $9.4 billion, representing expected future revenue under existing contracts with customers, compared to $9.5 billion at September 30, 2015. At 4.0 times trailing 12 months revenue (from January 1, 2015 to December 31, 2015), our backlog remains sizable and a foundation for predictable cash flow and investment in our business.

Intelsat S.A.

Quarterly Commentary

4Q and Full Year 2015

2016 Operational Priorities: Increasing Our Emphasis on Services to Drive Differentiation

In early 2015, we identified five operational priorities that set the path for us as we position for growth. As we continue to execute on these priorities in 2016, we are building the inventory and service capabilities in the regions and applications that represent our most attractive growth prospects. Our strategy is centered on continuing to provide infrastructure to our current sectors, such as media, network services and government, but with an emphasis on services and innovative technologies that will position us to compete for $3 billion in incremental revenue opportunity through 2020 for applications that are sustainable and feature attractive growth rates. The applications comprising this growth opportunity include broadband for enterprise, wireless infrastructure, Internet of Things (“IoT”), aeronautical and maritime mobility and government.

Fourth Quarter 2015 and Ongoing Progress on our Operational Priorities:

•	Maintain our design, manufacturing and launch schedule for the next generation Intelsat EpicNG fleet, and other satellites in our plan, to ensure availability of new, differentiated inventory to drive revenue growth;

•	Our 2016 launch program remains unchanged, with all in-service dates maintained or improved (see table below for our complete launch plan). In addition to the Intelsat 29e and Intelsat 33e satellites, our 2016 launch program also includes two satellites supporting growth in our media business.

•	Subsequent to the year-end, we successfully launched the Intelsat 29e satellite; and it is currently undergoing in orbit testing. It is scheduled to fully enter service in the second quarter. The satellite is the first in our next generation fleet, bringing higher performance, economics and simple access for the growth applications outlined above.

•	Drive innovation to create next generation solutions, including collaborating with ground technology manufacturers and other partners to ensure optimized performance, economics and simplified access for Intelsat EpicNG, for applications including broadband infrastructure, mobility, government, media and enterprise solutions;

•	In early January, we joined Kymeta Corporation, a flat panel antenna developer, at its presentation with automotive leader, Toyota, at the North American International Auto show in Detroit, Michigan. The presentation highlighted a seamless installation of Kymeta’s metamaterial antenna, and satellite’s role in providing highly secure and efficient data connectivity to automobiles. Separately, our Ku-band Kymeta-developed maritime antenna, for which we have exclusive rights, is expected to begin commercial production as early as 2017.

Intelsat S.A.

Quarterly Commentary

4Q and Full Year 2015

•	Develop application-specific capacity and new service offerings that support the growth objectives of our customers across our business in the media, network services and government sectors, including mobility applications, and invest in our video neighborhood orbital locations to support long-term growth goals;

•	Since October 30, 2015, Intelsat has signed nine additional Intelsat EpicNG agreements with customers, spanning applications including enterprise and fixed and wireless infrastructure. The majority of these agreements reflect existing customers transitioning from existing satellites to the Intelsat EpicNG platform. Most customers in this period contracted for at least the same amount of bandwidth, with two providing incremental commitments. In addition, contract terms on the Intelsat EpicNG satellites continued to be favorable, with the average contract length approximately six years, longer than that of the average fleet-wide network services contract.

•	Maintain our leadership in government services, focusing on government projects that require end-to-end network responsibilities and complex network support, improving our value proposition to government customers seeking affordable solutions from trusted commercial providers;

•	Our subsidiary, Intelsat General Corporation (“Intelsat General”), continues to position for growth. Improving stability in this sector is demonstrated by Intelsat General’s renewal rates on the provision of commercial satellite services to the U.S. government. For the full year 2015, Intelsat General improved its on-network renewal rate by 15 percentage points as compared to 2014, returning to an experience level nearer to that of pre-sequestration/troop withdrawal periods.

•	Optimize use of our spectrum rights and global presence to maximize market access and continuity, particularly in attractive regions, while maintaining investment discipline.

•	In the fourth quarter, Intelsat and JSAT announced a joint venture that will launch a new satellite with high throughput Ku-band capacity to satisfy growing mobility and broadband connectivity demands in the Asia-Pacific region, as well as optimized C-band. To be known as Horizons 3e, the satellite is based on the Intelsat EpicNG high throughput design and, upon launch, will complete the global footprint of the Intelsat EpicNG next generation platform. The satellite will be stationed at the 169°E orbital location, with a launch expected in the second half of 2018.

Intelsat S.A.

Quarterly Commentary

4Q and Full Year 2015

Preliminary Q4 2015 Business Highlights and Customer Set Performance

All 2015 comparisons are to 2014 unless specifically noted otherwise

Network Services

Preliminary network services revenue was $245 million in the fourth quarter of 2015, a $39 million, or 14 percent, decrease to the prior year quarter. The decline reflects the expected, and previously disclosed, conclusion of the channel service type. Other sources of decline included lower renewals of other point-to-point trunking services and pricing pressure on renewing business, primarily in Africa and Latin America, and price reductions related to currency fluctuations in Russia and Brazil. New business was modest, reflecting relatively limited availability of growth capacity appropriate for high demand applications such as mobility and wireless infrastructure.

Fourth Quarter Network Services Highlights and Business Trends:

Commitments for our next generation Intelsat EpicNG fleet continue to build, in addition to new and renewing contracts on our traditional fleet, including the following:

•	Intelsat signed its first Intelsat EpicNG deal for the Southwest Asia region with a leading network services provider. The long-term agreement will provide broadband connectivity for wireless infrastructure on Intelsat 33e and is fully incremental service.

•	BT Latam Argentina S.A. signed multi-year commitments for C- and Ku-band capacity providing broadband connectivity for enterprise network applications across Latin America on Intelsat 23 and Intelsat 29e.

Leading fixed and wireless telecommunications providers are foundational to our network services business. As we position for a return to growth, an important strategy element is ensuring that we defend our customer base of the world’s largest satellite users, winning renewals and maintaining volume on our fleet. Large customers in the Africa region continue to build out wireless, enterprise and mobility broadband services using our infrastructure, as reflected in the following portfolio renewals:

•	Orange S.A. renewed and expanded their services with Intelsat via a multi-year, multiple satellite deal to deliver broadband connectivity to remote regions as well as corporate enterprises.

•	Telkom SA SOC Ltd. (“Telkom”), the leading wireline and wireless telecommunications provider in South Africa, signed a multi-year renewal on Intelsat 12 and expanded its agreement across two additional satellites, Galaxy 11 and Intelsat 38. Telkom is using our services to provide VSAT services for enterprise applications, including ATM networks for financial institutions and point of sales services for retail companies within South Africa.

•	Bharti Airtel signed a multi-year renewal for C-band satellite solutions for wireless infrastructure across five Intelsat satellites serving Africa.

Intelsat S.A.

Quarterly Commentary

4Q and Full Year 2015

On a global basis, growth opportunities for our network services business include increased demand for aeronautical mobility, IoT and maritime mobility applications, and high throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. On a combined basis, these applications are expected to grow from a $4 billion opportunity in 2015 to a $7 billion opportunity in 2020. The launches of Intelsat 29e and Intelsat 33e, expected to enter service in the second quarter of 2016 and year-end 2016, respectively, are designed to provide necessary growth capacity to address these applications. In addition, we have a custom payload being built on third party-owned satellite to be known as Intelsat 32e, which will not require capital expenditure and is currently expected to launch in the first quarter of 2017.

Media

Preliminary media revenue was $219 million in the fourth quarter of 2015, a $7 million, or 3 percent, decrease to the prior year quarter. Revenue increases from the entry into service of Intelsat 30 were more than offset by the previously reported transition of some of our North American media customers to new compression standards, which result in reduced volume, and the impact of currency fluctuations, primarily in Russia and Brazil.

Fourth Quarter Media Highlights and Business Trends:

Business in the quarter was driven primarily by new and renewing contracts related to Intelsat’s media distribution neighborhoods in Asia, Europe and Latin America.

•	BBC World News has renewed a multi-year contract with Intelsat. Intelsat provides BBC World News with a global distribution network, using three Intelsat satellites, Galaxy 13, Intelsat 19 and Intelsat 20, and our teleports in Ellenwood, Georgia, Napa, California, and Fuchsstadt, Germany. Intelsat broadcasts BBC’s content in SD and HD on the most sought-after distribution neighborhoods in the North America, Asia-Pacific, South Asia and Latin America regions.

•	Essel Shyam Communication, a leading satellite-based telecom and IT solution service provider, signed a multi-year agreement renewing and expanding its service platform on Intelsat. Essel Shyam has the ability to expand its current presence on Intelsat 20.

Given the high fill rates on our most popular video neighborhood satellites, the next growth catalyst for our media business is the launch of Intelsat 31. This satellite, which is planned to launch and enter into service in the second quarter of 2016, has a customized Ku-band payload in support of DIRECTV® Latin America. In the third quarter of 2016, we also plan to launch Intelsat 36, which supports growth for our South Africa DTH neighborhood at 68.5ºE. This satellite is scheduled to enter service in the fourth quarter of 2016.

Intelsat S.A.

Quarterly Commentary

4Q and Full Year 2015

Government

Sales to government customers generated preliminary revenue of $100 million in the fourth quarter of 2015, essentially flat as compared to the prior year quarter. The quarterly result included a modest non-recurring hardware sale.

Revenue declines were weighted more heavily to on-network transponder services. The current portion of on-network services as a percentage of total government revenue is 57 percent, as compared to the fourth quarter of 2014, when the portion was 55 percent.

Fourth Quarter Highlights and Business Trends:

•	Intelsat General received a contract for 432 MHz of Ku-bandwidth to support U.S. Air Force’s Central Command (“US AFCENT”). The service, which commenced in February 2016, has four, one-year renewal option periods.

•	Intelsat General received a contract for 288 MHz of Ku-bandwidth to support U.S. military operations in the Central Command (“CENTCOM”) Area of Responsibility (“AOR”). The service, which commenced in February 2016, has four, one-year renewal option periods.

•	Our pursuit of a global contract for the U.S. Navy, known as the Commercial Broadband Satellite Program (“CBSP”) Satellite Services Contract (“CSSC”), which is the replacement for a contract we currently provide, is still active. In the third quarter of 2015 we were notified that we were not the winning bidder for the replacement CSSC contract. We immediately protested the award with the General Accountability Office (“GAO”) and in December 2015, we were notified by the GAO that our protest had been sustained. In response, the procurement agency released an amended solicitation in January 2016 requesting new proposals. We responded to this solicitation with a new proposal and also filed a new protest with the GAO based on flaws we perceived with the revised process.

Our government business is now stable, with the notable exception of the CSSC contract process discussed above. This near-term view is based upon the current tempo of our end-customers’ operations. Still, visibility remains limited, with the pace of RFP issuance and subsequent awards remaining slow. Over the mid-term, our strategy to grow this business includes providing mobility services to the U.S. government for aeronautical and maritime requirements, especially as our next generation Intelsat EpicNG services are activated. We are also positioning to provide satellite-related operations support as the government increasingly commercializes certain operational capabilities.

Intelsat S.A.

Quarterly Commentary

4Q and Full Year 2015

Fleet and Operations Update

The station-kept 36 MHz equivalent unit count was approximately 2,150 at the end of the fourth quarter of 2015, reflecting the entry into service of Intelsat 34 during the period and the exit of Intelsat 805 from the station-kept count as it drifts to its redeployed location. Utilization was at 76 percent, reflecting incremental units under contract, primarily related to mobility applications.

Intelsat currently has eight satellites in the design and manufacturing stages, or recently launched, that are covered by our capital expenditure plan. In addition, we are working on three other satellites, including two custom payloads being built on third-party satellites and a joint venture satellite.

Our 2016 launch program started with the successful launch of Intelsat 29e in January. We currently expect to launch three additional satellites in 2016. Our next launch is Intelsat 31, the second of two satellites being used primarily by DIRECTV® Latin America, which is scheduled to launch on a Proton launcher in the second quarter of 2016.

Our satellites currently in the design and manufacturing stages, or recently launched, are noted below.

Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 29e	IS-1R, IS-805	310°E	Arianespace Ariane 5	Launched	2Q16	Broadband & Mobility
Intelsat 31	New	95°W	Proton	2Q16	2Q16	DTH
Intelsat 36	New	68.5°E	Arianespace Ariane 5	3Q16	4Q16	DTH/Media
Intelsat 33e	IS-904	60° E	Arianespace Ariane 5	3Q16	YE 2016	Broadband Infrastructure
Intelsat 35e	IS-903	325.5°E	SpaceX Falcon 9	2017	2018	Broadband 8c Media
Intelsat 37e	9-series Replacement	TBD	Arianespace Ariane 5	2017	2018	Broadband Infrastructure
Traditional	9-series Replacement	TBD	Not Yet Assigned	2018	2019	Broadband Infrastructure
EpicNG class	10-series Replacement	TBD	Not Yet Assigned	2019	2020	Broadband & Media

In addition to these planned satellites, Intelsat 32e and Intelsat 38 are custom payloads being built on third party satellites and will not require capital expenditure. Intelsat 32e is to be located at 43.1°W and the satellite is planned for launch in the first quarter of 2017. A launch date is not yet set for Intelsat 38, which will be located at 45°E. In the fourth quarter of 2015, we announced Horizons 3e, a joint venture satellite which will be located at 169°E, and is planned for launch in 2018.

Intelsat S.A.

Quarterly Commentary

4Q and Full Year 2015

Preliminary Fourth Quarter 2015 Financial Performance

Adjusted EBITDA
$750
$500
$250
$0
( millions)
$619
$477
$602
$470
$598
$473
$581
$458
$571
$453
4Q14
1Q15
2Q15
3Q15
4Q15P
Revenue
AEBITDA

Quarterly Adjusted
Net Income per Diluted Common
Share
$1.00
$0.75
$0.50
$0.25
$0.00
$0.79
$0.69
$0.70
$0.85
$0.55
4Q14
1Q15
2Q15
3Q15
4Q15P

Cash Flows

During the fourth quarter of 2015, preliminary net cash provided by operating activities was $47 million, prior to the effect of any impairments. Cash paid for interest in the fourth quarter was $372 million, of which $23 million was capitalized. Under existing debt agreements, Intelsat makes significantly heavier interest payments in the second and fourth quarters as compared to the first and third quarters of the year.

Intelsat S.A.

Quarterly Commentary

4Q and Full Year 2015

Capital expenditures were $173 million, resulting in free cash flow used in operations1 of $126 million, prior to the effect of any impairments, for the fourth quarter of 2015.

Our ending cash balance at December 31, 2015, is expected to be $172 million.

Capital Markets and Debt Transactions

During the fourth quarter of 2015, we repurchased $25.0 million in aggregate principal amount of Intelsat (Luxembourg) S.A.’s 6 3/4% Senior Notes due 2018. In connection with these repurchases, we recognized a gain on early extinguishment of debt of $7.1 million in the fourth quarter of 2015, consisting of the difference between the carrying value of the debt purchased and the total cash amount paid, and a write-off of unamortized debt issuance costs.

We have recently retained Guggenheim Securities, LLC to assist the Company in connection with various financing and balance sheet initiatives, including, among other things, evaluating the level of secured debt and balance sheet management opportunities. There can be no assurance that our retention of Guggenheim Securities, LLC will result in our pursuing or completing any specific transaction.

Intelsat S.A.

Quarterly Commentary

4Q and Full Year 2015

2016 Outlook & Guidance

Business Environment: Our backlog provides the foundation for our revenue assumptions. Our beginning of year backlog for 2016, $1.8 billion, declined nearly 8 percent as compared to beginning of year backlog for 2015. The erosion in this metric reflects a number of factors affecting our business in 2015. These challenges pressure our revenue, and include the following:

•	Increased pricing pressure, the most intensive of which is in our network services business as a result of oversupply of traditional capacity and forward-pricing of high throughput capacity; price pressure exists in many of the regions we serve, although most intense areas are Africa and to a lesser degree Latin America;

•	Reduced volume in network services due to certain services reaching end of lifecycle, specifically point-to-point services. Our exposure to these services is slightly more than 5 percent of total company 2015 revenue; these services can now be more economically delivered by fiber. We expect these services to exit our network at an accelerated pace over the next several years;

•	Continuing geoeconomic conditions and the strengthening of the U.S. dollar which is causing us to adjust prices for certain network services and media customers in Brazil and Russia, and to encounter higher foreign exchange expenses; and

•	The annualization of reduced volume requirements contracted by certain of our North American media customers in the second half of 2015, as they implement compression and other techniques to reduce transmission requirements for some programming. Our 2016 outlook also reflects an assumption of reduced volume in our government business, as described below.

The lower beginning of year backlog also reflects fewer new contracts as compared to past years, and lower pricing, primarily within the renewed network services backlog.

These trends are expected to continue to affect our business in 2016. The launch and entry into service of three additional satellites over the course of 2016 is expected to position us to return to growth.

Revenue Guidance: We expect full year 2016 revenue of $2.14 billion to $2.20 billion, reflecting:

•	stable to a slight decline of 2 percent in our media business. Our media business will benefit from new capacity expected to enter service in the second and fourth quarters of 2016. This will be offset by the annualization of declines experienced in the second half of 2015 due to migration to new compression technologies, in addition to continuing currency pressures related to our business in Brazil and Russia, as described above;

•	a decline in our network services business of 15 to 17 percent, reflecting pricing pressure in the Latin America, Europe and Africa and Middle East regions, continuing erosion of point-to-point international trunking services, and also continuing currency pressures related to our business in Brazil and Russia; and

•	a decline in our government business of 4 to 7 percent, noting that revenue would be stable if not for the loss of the CSSC contract, the procurement process for which is currently under formal protest.

Adjusted EBITDA Guidance: Performance is expected to range from $1.625 billion to $1.675 billion, reflecting lower revenue and increased operating costs as we develop our service infrastructure.

Intelsat S.A.

Quarterly Commentary

4Q and Full Year 2015

Capital Expenditure Guidance: The table below summarizes capital expenditure and customer prepayment guidance, which was maintained for 2016, revised downwards for 2017 and which introduces guidance for 2018:

Guidance	FY 2016	FY 2017	FY 2018

Capital Expenditures	$725M - $800M	$625M - $700M	$425M - $525M

Our capital expenditure guidance includes capitalized interest. Given that there are no further significant customer prepayments contemplated at this time, we will no longer be providing guidance on this metric. The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

The net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of 10 percent as a result of the satellites entering service between January 1, 2016 and December 31, 2018. This aligns to the launches of the Intelsat EpicNG high throughput satellites, the first of which is expected to enter service in the second quarter of 2016 and the second of which is planned to launch in the third quarter of 2016 and then enter service by year end 2016.

Cash Taxes: We expect annual cash taxes to be approximately $30M to $35M.

Stephen Spengler, Chief Executive Officer, Intelsat S.A.

1 In this quarterly commentary document, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA ( “AEBITDA”), free cash flow from (used in) operations and related margins, adjusted net income and adjusted net income per diluted common share included in this commentary are non-GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Special Note Regarding Expected Financial Results

We have not yet filed our Annual Report on Form 20-F for the year ended December 31, 2015, which we intend to file on a timely basis with the SEC in March 2016. The preliminary financial information and other data set forth above has been prepared by, and is the responsibility of, our management. The preliminary financial information represents the most current information available to us. The foregoing preliminary financial information has not been audited, compiled or examined by our independent registered public accounting firm nor have our independent registered public accounting firm performed any procedures with respect to this information or expressed any opinion or any form of assurance on such information. In addition, the foregoing preliminary financial information is subject to revision as we prepare our combined consolidated financial statements and other disclosures as of and for the year ended December 31, 2015, including all disclosures required by GAAP. Because we have not completed our normal annual closing and review procedures for the year ended December 31, 2015, and subsequent events may occur that require material adjustments to these results, the final results and other disclosures for the year ended December 31, 2015 may differ materially from these estimates. These estimates should not be viewed as a substitute for full financial statements prepared in accordance with GAAP or as a measure of performance. In addition, these estimated results of operations for the year ended December 31, 2015 are not necessarily indicative of the results to be achieved for any future period. See “Safe Harbor Statement.”

Intelsat S.A.

Quarterly Commentary

4Q and Full Year 2015

Safe Harbor Statement

Statements in this quarterly commentary and certain oral statements made from time to time by our representatives constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this quarterly commentary, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our expectation that we will incur an impairment charge that will result in a substantial reduction of our goodwill and other intangible assets; our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance, including in our different customer sets, and Adjusted EBITDA performance in 2016; our capital expenditure guidance for 2016 and the next several years; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; our expectations as to the level of our cash tax expenses in the future; and our belief that as we execute on our initiatives, we will build the inventory and service capabilities to allow us to capture future growth, including in emerging opportunities.

Forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the years ended December 31, 2014 and 2015 and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406